SO
11-29

02053911

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48776

NOV 22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALTON SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON,	IL	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS ROSE (618) 465-4999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 03 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTON SECURITIES GROUP, INC., as of SEPTEMBER 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN E EPPEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04/16/06

Dennis Rose
Signature

TREASURER
Title

Susan E Eppel
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
NOV 1 4 2002
WASH., D.C.
161
SECTION

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2002

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2002

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. as of September 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

Scheffel & Company
November 13, 2002

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Alton Securities Group, Inc.
Alton, IL

In planning and performing our audit of the financial statements and supplemental schedule of Alton Securities Group, Inc. for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Scheffel & Company, P.C.

Scheffel & Company
November 13, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 47,247
Accrued payroll	5,300
Accrued interest	1,043
Accrued real estate taxes	8,550
Payroll taxes payable	405
Accrued pension	5,823
Lease purchase payable Fleet Leasing - current	1,962
	70,330
Liabilities subordinated to claims of general creditors	
Notes payable to stockholders	29,800
Long term liabilities	
Lease purchase payable to Fleet Leasing	1,133
Deferred tax liability - federal	1,750
Deferred tax liability - state	450
	3,333
Total Liabilities	103,463
Stockholders' equity	
Common stock	135,300
Treasury stock	(30,100)
Paid in capital	19,241
Retained earnings	23,026
Total Stockholders' Equity	147,467
Total Liabilities and Stockholders' Equity	$ 250,930

ALTON SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2002

Revenues	
Commissions and fees	$ 1,254,570
Interest income	83,208
Total Revenues	1,337,778
Expenses	
Employee compensation and benefits	101,504
Commissions	357,496
Contractual commissions	305,001
Communications/Informational systems	281,662
Contributions	225
Occupancy and equipment rental	34,320
Interest	22,402
Taxes, other than income taxes	48,320
Advertising	7,655
Depreciation	16,747
Insurance	36,386
License and fees	1,470
Professional fees	63,444
Travel and entertainment	54,413
Telephone	15,979
Repairs and maintenance	21,192
Supplies	13,434
Subscriptions	24,537
Utilities	12,171
Other operating expenses	4,880
Total Expenses	1,423,238
Operating income (loss)	(85,460)
Other income (expense)	
Gain on sale of asset	846
Income (loss) before income taxes	(84,614)
Income taxes benefit, including net deferred taxes of $3,900	(18,911)
Net income (loss)	$ (65,703)
Earnings per share of common stock	$ (62.46)

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP

Statement of Changes in Stockholders' Equity
For The Year Ended September 30, 2002

	Capital Stock Common	Treasury Stock Common	Retained Earnings
Balances at October 1, 2001	$ 135,300	$ 30,100	$ 88,729
Net income (loss)			(65,703)
Balances at September 30, 2002	$ 135,300	$ 30,100	$ 23,026

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended September 30, 2002

Subordinated liabilities at October 1, 2001	$29,800
Increases	
Issuance of subordinated notes	0
Decreases	
Redemption of subordinated notes	0
Subordinated liabilities at September 30, 2002	$29,800

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash Flows From Operating Activities:	
Net income (loss)	$ (65,703)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,747
Net deferred taxes	3,900
Gain on sale of asset	(846)
(Increase) decrease in operating assets:	
Receivable from clearing broker	(19,830)
Prepaid insurance	759
Prepaid membership fee	647
Prepaid income taxes	4,857
Refundable taxes	(22,811)
Increase (decrease) in operating liabilities:	
Accounts payable	36,639
Accrued payroll	(22,427)
Accrued pension	(110)
Payroll taxes payable	(1,228)
Accrued real estate taxes	250
Accrued interest	894
Net cash (used) by operating activities	(68,262)
Cash Flows from Investing Activities:	
Purchase of equipment	(1,169)
Proceeds from sale of fixed assets	399,500
	398,331
Cash Flows from Financing Activities:	
Lease purchase payments	(1,616)
Decrease in note receivable from stockholder	910
Loan payments	(352,035)
Net cash provided by financing activities	(352,741)
Net (decrease) in cash, cash equivalents and deposits	(22,672)
Cash, cash equivalents and deposits with clearing broker:	
Beginning of year	137,411
End of year	$ 114,739
Supplemental disclosures	
Cash paid during the year for income taxes	$ 300
Interest paid	$ 21,508

The accompanying notes are an integral part of these financial statements.

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2002

1. *Organization and Nature of Business*

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Illinois corporation operated from Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is from providing brokerage services to customers who are small businesses and individuals.

2. *Significant Accounting Policies*

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years for equipment.

	Cost	Accumulated Depreciation
Furniture and equipment	$ 47,334	$ 21,685
Signage	4,516	1,226
	51,850	$ 22,911
Less: accumulated depreciation	(22,911)	
Net property and equipment	$ 28,939	

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceed $100,000 in multiple accounts in two banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

3. *Cash and Securities Segregated Under Federal and Other Regulations*

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly no reserve account is required.

4. *Payable to Clearing Broker*

No amounts are due to the clearing broker.

5. *Liabilities Subordinated to Claims of General Creditors*

The borrowings under subordination agreements originally dated September 30, 1996 and extended on July 15, 1999, are listed below.

Subordinated notes, 6%, due July 15, 2005	$ 29,800

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. *Notes Receivable*

The company has a demand note receivable from a stockholder in the amount of $12,066. Interest on the note is at six (6) percent.

7. *Capital Stock*

The authorized, issued, and outstanding shares of capital stock at September 30, 2002, were as follows:

Common stock, Class A, $100 par value; authorized 2,250 shares; issued 1,052 shares, 1,052 shares outstanding
Common stock, Class B, $100 par value; authorized 15,000 shares; issued 301 shares, 0 shares outstanding
Treasury stock - Common stock Class B, 301 shares, $100 par value

8. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2002, the Company had net capital of $100,122, which was $50,122 in excess of its required net capital of $50,000. The Company's net capital ratio was .71 to 1.

9. *Income Taxes*

The income tax provision consists of the following:

	Refundable Taxes	Deferred Taxes	Total
Federal	$ (20,625)	$ 3,950	$ (16,675)
States	(2,186)	(50)	(2,236)
	$ (22,811)	$ 3,900	$ (18,911)

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income taxes is $(900) as of September 30, 2002.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability
Federal		$ 1,750	$ 1,750
States	$ 1,300	450	850
	$ 1,300	$ 2,200	$ 900

10. *Earnings Per Share*

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares).

11. *SIPC Annual Assessment*

Regional Operations Group, Inc., the clearing broker for Alton Securities Group, Inc. assesses and remits to the Securities and Investor Protection Corporation all required assessments.

12. *Pension Plan*

The company adopted a SIMPLE - IRA plan effective September 1, 1997. The plan calls for the company to make matching contributions towards employee contributions. The contribution is a dollar for dollar match up to three (3) percent of compensation. The company has no future liability beyond the match. Pension expense for the year amounted to $8,421.

13. *Use of estimates in the preparation of financial statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

14. *Debt commitments*

Lease purchase of equipment

The company entered into a lease purchase commitment for the purchase of a copier on March 29, 1999. The agreement calls for 60 monthly payments of $212.14. The maturity date is March, 2004.

Cost Capitalized	$8,014
Accumulated Depreciation	5,625
Net Book Value	$2,389

Future annual requirements are as follows:

	LEASE PURCHASE		
YEAR ENDING SEPTEMBER 30,	PRINCIPAL	INTEREST	TOTAL
2003	$ 1,962	$ 434	$ 2,396
2004	1,133	65	1,198
	$ 3,095	$ 499	$ 3,594

15. *Lease Commitments*

The company leases computer equipment under a 36 month agreement expiring May, 2003. The company pays monthly rental payments of $133.88. Payments under this lease totaled $1,609 for the year.

The company leases computer equipment under a 24 month agreement expiring June 2004. The company pays monthly rental payment of $128.91. Payments under this lease totaled $258 for the year.

The company leases office space under a 1 year lease agreement. The lease agreement calls for lease payments of $3,500 per month and the associated cost of real estate taxes and insurance. Payments under the previous lease totaled $32,000 for the year. The office space is leased from a related company which is owned by the same stockholders as Alton Securities Group, Inc.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

Year Ending September 30,	Amount
2003	$ 44,216
2004	773
	$ 44,989

16. *Related Party Transaction*

During the year, Alton Securities Group, Inc. sold their office building to a related company which is owned by the same stockholders. The building was sold at approximately book value ($399,500) and resulted in a gain to the company of $846. The company then entered into a lease agreement for office space with the related party as described above.

Schedule I

ALTON SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2002

NET CAPITAL	
Total stockholders equity	$147,467
Total stockholders equity qualified for net capital	
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	29,800
Total capital and allowable subordinated liabilities	177,267
Deductions and/or charges:	
A. Non-allowable assets	
Accounts receivable from non-customers	12,066
Exchange memberships	3,000
Furniture and equipment (net)	28,939
Other assets	33,140
Total	77,145
Net Capital	$100,122
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued payroll	$ 5,300
Accounts payable	47,247
Other accrued expenses	18,916
Total aggregate indebtedness	$ 71,463
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital at 1000%	$ 92,975
Ratio: Aggregate indebtedness to net capital	.71 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5(a)) as of September 30, 2002. There is no material difference from the company's computation and Part II of Form X-17A-5(a) on September 30, 2002.